UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-24884

(Check One): Form 10-K    Form 20-F   Form 11-K   |X| Form 10-Q
  Form N-SAR

For Period Ended: December 28, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Cannondale Corporation
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Full Name of Registrant

 Former Name if Applicable -  N/A

16 Trowbridge Drive
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Address of Principal Executive Office (Street and Number)

Bethel, CT 06801
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

{x} (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
{ } (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
{ } (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On January 29, 2003, Cannondale Corporation (the "Company") filed a voluntary petition for relief under chapter 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court in the District of Connecticut Bridgeport Division ("Bankruptcy Court") (Case No. 03-50117). The Company manages, and plans to continue to manage, its properties and operate its bicycle business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Operations under the Company's motorsports division have been suspended pending sale of that division. The Company's foreign subsidiaries in Europe, Japan and Australia were not included in the filing.

At this time, key information and resources needed to comply with the Company's ongoing obligations to file periodic reports with the Securities and Exchange Commission (the "Commission") cannot be readily obtained by the Company without undue hardship. As a result, the Company plans to file with the Commission those reports it files with the Bankruptcy Court, and intends to seek a no-action position from the Commission accepting the modified reports pending the resolution of the proceedings in the Bankruptcy Court.


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PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Cynthia S. Hoboken              (203)                        749-7000
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         (Name)                 (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).    |X| Yes     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|Yes     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Bicycle net shipments for the second quarter and first six months of fiscal 2003 were $31.5 million and $63.2 million, respectively, compared to $32.6 million and $65.6 million for the respective prior-year periods. As noted above, the Company plans to continue operating its bicycle business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, but operations of the motorsports division have been suspended pending sale of that division. Due to the lack of key information and required resources as of the filing date of this report, the Company is unable to estimate certain expenses and valuation allowances associated with the discontinuance of motorsports operations and the related write-down of certain assets in accordance with FASB Statements No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Therefore, the 2003 net losses for the three and six months ended December 28, 2002 could be significantly greater than the net losses of $3.4 million and $7.5 million for the three and six months ended December 29, 2001.


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                             Cannondale Corporation
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 12, 2003                            By:  /s/ Cynthia S. Hoboken
                                                      -------------------------
                                                    Cynthia S. Hoboken
                                                    Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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